October 10, 2008

Via U.S. Mail and Facsimile (604-456-6066)

S. Wayne Kay
Chief Executive Officer
Response Biomedical Corp.
1781 – 75th Avenue W.
Vancouver, British Columbia, Canada V6P 6P2

> **Re: Response Biomedical Corp.**
> **Form 40-F for the Fiscal Year Ended December 31, 2007**
> **Filed April 1, 2008**
> **File No. 0-50571**
> **Response Letter Dated October 3, 2008**

Dear Mr. Kay:

We refer you to our comment letter dated September 30, 2008 regarding business contacts with Cuba, Iran, Sudan, and Syria. We have completed our review of this subject matter and have no further comments at this time.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: John Reynolds
        Assistant Director
        Division of Corporation Finance